Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264675

PROSPECTUS SUPPLEMENT NO. 5

(TO PROSPECTUS DATED MAY 1, 2024)

Imperial Petroleum Inc.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated May 1, 2024 (“Prospectus”), of Imperial Petroleum Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-264675), as amended or supplemented from time to time. This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on September 30, 2024 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 30, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

EXHIBIT INDEX

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the Six Months Ended June 30, 2024

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*****

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-268663), Post Effective Amendment No. 1 to Form F-1 on Form F-3 Registration Statement (Reg. No. 333-266031) and Registration Statements on Form S-8 (Reg. Nos. 333-275745 and 333-278813), including the prospectuses contained therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2024

IMPERIAL PETROLEUM INC.

By:	/s/ Ifigeneia Sakellari
Name:	Ifigeneia Sakellari
Title:	Chief Financial Officer

Exhibit 99.1

IMPERIAL PETROLEUM INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six-month period ended June 30, 2024. Unless otherwise specified herein, references to the “Company” or “we” shall include Imperial Petroleum Inc. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on April 12, 2024 (the “Annual Report”).

Overview

Imperial Petroleum Inc. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. As of September 25, 2024 the Company owned a total of twelve vessels, eleven vessels in the water - six M.R. product tankers, two suezmax tankers and three handysize drybulk carriers - with a total capacity of 711,000 deadweight tons (dwt), and one M.R product tanker of 40,000 dwt capacity, that will be delivered in the first quarter of 2025.

Our Fleet

The following summarizes the current employment of our fleet:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Spot
Clean Thrasher	2008	Korea	47,000	MR product tanker	Spot
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	46,000	MR product tanker	Time Charter	August 2027
Aquadisiac	2008	Korea	51,000	MR product tanker	Spot
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	September 2024
Glorieuse	2012	Japan	38,000	Handysize drybulk	Time Charter	September 2024
Neptulus	2012	Japan	33,000	Handysize drybulk	Time Charter	October 2024
Fleet Total			711,000 dwt

(1)	Earliest date charters could expire.

As of September 25, 2024, we had all of our handysize drybulk carriers under time charter employment expiring in September 2024 and October 2024 and our product tanker the Clean Justice on a long-term time charter expiring in August 2027.

Fleet Developments

In February 2024, we took delivery, from entities affiliated with the family of our Chief Executive Officer, of two tanker vessels, the Aframax tanker Gstaad Grace II (ex. Stealth Haralambos), built in 2009, and the product tanker Aquadisiac, built in 2008.

In April 2024, we sold the Gstaad Grace II (ex. Stealth Haralambos) to a third party, for $42 million.

In May 2024, we entered into an agreement with entities affiliated with the family of our Chief Executive Officer to acquire the handysize drybulk carrier Neptulus, built in 2012, and the product tanker Clean Imperial, built in 2009, with an aggregate capacity of approximately 73,870 dwt. In August 2024, we took delivery of the handysize drybulk carrier Neptulus. The product tanker Clean Imperial is expected to be delivered on a charter-free basis in the first quarter of 2025.

On September 20, 2024, the Company entered into memorandums of agreement to acquire seven Japanese built bulkers for an aggregate purchase price of $129 million, with companies affiliated with members of the family of the Company’s Chief Executive Officer. The vessels are expected to be delivered between December 2024 and May 2025. These vessels will add a total of approximately 443,000 dwt to the current fleet.

Selected Financial Data

(in US Dollars except for Fleet Data)

	For the six-month periods ended June 30,
	2023	2024
Statement of Comprehensive Income Data
Revenues	124,465,322	88,245,162
Voyage expenses	(34,600,245)	(29,488,302)
Voyage expenses - related party	(1,546,799)	(1,102,384)
Vessels’ operating expenses	(13,761,185)	(12,340,816)
Vessels’ operating expenses – related party	(154,333)	(159,500)
Drydocking costs	(1,318,310)	(625,457)
Management fees-related party	(871,640)	(805,640)
General and administrative expenses	(2,466,405)	(2,683,372)
Depreciation	(8,690,061)	(8,235,069)
Other operating income	—	1,900,000
Impairment loss	(8,996,023)	—
Net loss on sale of vessel	—	(1,589,702)
Income from operations	52,060,321	33,114,920
Interest and finance costs	(1,810,769)	(8,227)
Interest income	2,131,146	2,257,168
Interest income - related party	—	1,516,436
Dividend income from related party	20,833	379,167
Foreign exchange gain/(loss)	149,056	(1,080,422)
Net income	52,550,587	36,179,042

Balance Sheet Data

	As of December 31, 2023	As of June 30, 2024
Cash and cash equivalents	91,927,512	69,738,832
Time deposits	32,099,810	60,012,100
Current assets	183,188,789	197,661,811
Vessels, net	180,847,252	201,878,424
Total assets	376,834,541	412,451,564
Current liabilities	14,529,068	13,604,459
Total liabilities	14,529,068	13,646,667
Common stock	332,573	345,835
Total stockholders’ equity	362,305,473	398,804,897

Selected Financial Data (continued)

	For the six-month periods ended June 30,
Other Financial Data	2023	2024
Net cash provided by operating activities	63,816,346	39,300,953

Net cash used in investing activities	(20,197,305)	(60,007,942)

Net cash used in financing activities	(64,412,328)	(1,481,691)

	For the six-month periods ended June 30,
Fleet Data	2023	2024
Average number of vessels(1)	10.9	10.1
Total calendar days for fleet(2)	1,981	1,831
Total voyage days for fleet(3)	1,947	1,800
Total charter days for fleet(4)	718	385
Total spot market days for fleet(5)	1,229	1,415
Fleet utilization(6)	98.3%	98.3%
Fleet operational utilization(7)	79.8%	80.7%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
5)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
6)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Result of Operations

Six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023.

REVENUES- Total revenues for the six months ended June 30, 2024 amounted to $88.2 million, a decrease of $36.3 million, or 29.2%, compared to revenues of $124.5 million for the six months ended June 30, 2023, primarily due to a year to date decline of daily spot market rates of suezmax tankers by almost 25%.

VOYAGE EXPENSES- Total voyage expenses for the six months ended June 30, 2024 were $30.6 million compared to $36.1 million for the six months ended June 30, 2023. The $5.5 million decrease in voyage expenses is mainly attributed to decreased port expenses by approximately $3.0 million due to decreased transit through Suez Canal and decreased voyage commissions by approximately $1.1 million in conjunction with lower revenues.

VESSELS’ OPERATING EXPENSES- Total vessels’ operating expenses for the six months ended June 30, 2024 were $12.5 million compared to $13.9 million for the six months ended June 30, 2023. The $1.4 million decrease in vessels’ operating expenses was primarily due to the decrease of our average fleet size.

DRYDOCKING COSTS- Total drydocking costs for the six months ended June 30, 2024 and 2023 were $0.6 million and $1.3 million, respectively. This decrease is due to the fact that during the six months ended June 30, 2024 one tanker vessel underwent drydocking while in the same period of last year two of our Handysize drybulk carriers underwent drydocking.

MANAGEMENT FEES – RELATED PARTY - Management fees were $0.8 million for the six months ended June 30, 2024 compared to $0.9 million for the six months ended June 30, 2023. The decrease in management fees in the six months ended June 30, 2024 is attributed to the decrease of our average fleet by 0.8 vessels.

GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses for the six months ended June 30, 2024 and 2023 were $2.7 million and $2.5 million, respectively. This change is mainly attributed to the increase in stock-based compensation costs, partly offset by a reduction in reporting expenses due to the spin-off of C3is Inc. which was completed in June 2023.

DEPRECIATION — Depreciation for the six months ended June 30, 2024 was $8.2 million, a $0.5 million decrease from $8.7 million for the same period of last year, due to the decrease in the average number of our vessels.

OTHER OPERATING INCOME- Other operating income - for the six months ended June 30, 2024 was $1.9 million and related to the collection of a claim in connection with repairs undertaken in prior years.

NET LOSS ON SALE OF VESSEL- for the six months ended June 30, 2024 was $1.6 million and related to the sale of the Aframax tanker Gstaad Grace II (ex. Stealth Haralambos) to a third party.

IMPAIRMENT LOSS- for the six months period ended June 30, 2024 was nil. Impairment loss for the six months period ended June 30, 2023 stood at $9.0 million, and related to the spin-off of two of four drybulk carriers to C3is Inc. The decline of drybulk vessels’ fair values, at the time of the spin off, compared to when these vessels were acquired resulted in the incurrence of impairment loss.

INTEREST AND FINANCE COSTS — for the six months ended June 30, 2024 and 2023 were $0.008 million and $1.8 million, respectively. The $1.8 million of costs for the six months ended June 30, 2023 relate mainly to $1.3 million of interest charges incurred up to the full repayment of all outstanding loans concluded in April 2023 along with the full amortization of $0.5 million of loan related charges following the repayment of the Company’s outstanding debt.

INTEREST INCOME- for the six months ended June 30, 2024 and 2023 was $3.8 million and $2.1 million, respectively. The increase is mainly attributed to $1.5 million of accrued interest income – related party for the six months ended June 30, 2024 in connection with the $38.7 million of the sale price of the Aframax tanker Afrapearl II (ex. Stealth Berana) which was receivable by July 2024.

NET INCOME— As a result of the above, for the six months ended June 30, 2024 of $36.2 million, compared to a net income of $52.6 million for the six months ended June 30, 2023

Cash Flows

Net cash provided by operating activities — was $39.3 million for the six months ended June 30, 2024, compared to $63.8 million for the six months ended June 30, 2023. The decrease in net cash provided by operating activities was mainly attributed to the decreased revenues generated in 2024 which led to lower net income generation.

Net cash used in investing activities — was $60.0 million for the six months ended June 30, 2024. This amount mainly represents the aggregate consideration paid for the acquisition of one Aframax and one MR tanker vessel and the net change of funds under time deposits offset by the aggregate consideration received from the sale of the Aframax vessel. Net cash used in investing activities for the six months ended June 30, 2023 amounting to $20.2 million related mainly to the aggregate consideration paid for the acquisition of two handysize dry vessels offset by the net change of funds under time deposits.

Net cash used in financing activities — was an outflow of $1.5 million for the six months ended June 30, 2024, consisting mainly from $1.8 million of proceeds from warrants exercise offset by an outflow of $2.5 million utilized for stock repurchases under the $10 million share buyback program which commenced in September 2023 and $0.8 million paid in aggregate during the first half of 2024 as dividends on the Company’s preferred shares. Net cash used in financing activities for the six months ended June 30, 2023, amounted to $64.4 million and consisted mainly of $70.4 million utilized for loan repayments, $5.0 million of cash retained by C3is Inc. at its spin-off and $0.9 million paid for dividends on our Series A preferred shares partially offset by the $11.9 million of net proceeds from equity offerings.

Liquidity and Capital Resources

As of June 30, 2024, we had cash and cash equivalents of $69.7 million and $60.0 million under time deposits. In April 2024, we completed the sale of our Aframax tanker Gstaad Grace II (ex. Stealth Haralambos) from which we received a consideration of $42.0 million. In addition, in July 2024 we received $39.0 million from C3is Inc. which was part of the consideration from the sale of our Aframax tanker Afrapearl II to C3is Inc. in July 2023, and $6.8 million from Class E Warrant exercises.

Our principal sources of funds for our liquidity needs have been cash flows from operations, equity offerings and exercise of warrants. We expect to finance future fleet growth mainly from our operating cash flows and equity offerings or bank borrowings if the market conditions change and such a need will arise. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, and fund working capital requirements.

Our liquidity needs, as of June 30, 2024, primarily relate to funding expenses for operating our vessels, any vessel acquisition and vessel improvements that may be required and general and administrative expenses. In September 2024, we entered into agreements to acquire seven drybulk carriers for an aggregate purchase price of $129 million. We expect to finance the purchase price for each vessel with cash-on-hand and we have the option to pay for the vessels latest by one year from each respective purchase agreement.

As of June 30, 2024, we had no outstanding debt, as all of our outstanding loans were repaid within 2023.

We believe that our working capital along with our cash flows generated from operations are sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment, our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account any possible capital commitments and debt service requirements that may arise in the future.

Critical Accounting Estimates

A discussion of our critical accounting estimates can be found in our Annual Report.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, supply and demand for oil and oil products, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in our operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, the ability to consummate the acquisition of our contracted vessels and operate them profitably, potential liability from pending or future litigation or actions taken by regulatory authorities, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists. Risks and uncertainties are further described in the Annual Report and other reports we file with the U.S. Securities and Exchange Commission.

IMPERIAL PETROLEUM INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Index to unaudited interim condensed consolidated financial statements

Pages
Unaudited condensed consolidated balance sheets as of December 31, 2023 and June 30, 2024	F-2

Unaudited condensed consolidated statements of comprehensive income for the six month periods ended June 30, 2023 and June 30, 2024	F-3

Unaudited condensed consolidated statements of stockholders’ equity and mezzanine equity for the six month periods ended June 30, 2023 and June 30, 2024	F-4

Unaudited condensed consolidated statements of cash flows for the six month periods ended June 30, 2023 and June 30, 2024	F-5

Notes to the unaudited interim condensed consolidated financial statements	F-6

Imperial Petroleum Inc.

Unaudited condensed consolidated balance sheets

As of December 31, 2023 and June 30, 2024

(Expressed in United States dollars, Except for Share Data)

	As of December 31, 2023	As of June 30, 2024
Assets
Current assets
Cash and cash equivalents	91,927,512	69,738,832
Time deposits	32,099,810	60,012,100
Receivables from related parties (Note 3)	37,906,821	39,423,256
Trade and other receivables	13,498,813	18,538,547
Other current assets (Note 10)	302,773	637,833
Inventories	7,291,123	8,706,419
Advances and prepayments	161,937	604,824

Total current assets	183,188,789	197,661,811

Non current assets
Operating lease right-of-use asset	—	114,912
Vessels, net (Note 4)	180,847,252	201,878,424
Investment in related party (Note 3)	12,798,500	12,796,417

Total non current assets	193,645,752	214,789,753

Total assets	376,834,541	412,451,564

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	8,277,118	5,568,261
Payable to related parties (Notes 3)	2,324,334	3,347,049
Accrued liabilities	3,008,500	3,208,264
Operating lease liability, current portion	—	72,704
Deferred income	919,116	1,408,181

Total current liabilities	14,529,068	13,604,459

Non current liabilities
Operating lease liability, non-current portion	—	42,208

Total non current liabilities	—	42,208

Total liabilities	14,529,068	13,646,667

Commitments and contingencies (Note 12)
Stockholders’ equity
Common stock, 2,000,000,000 shares authorized at December 31, 2023 and June 30, 2024, 33,257,291 shares issued and 29,812,755 outstanding at December 31, 2023 and 34,583,544 shares issued and 30,331,661 outstanding at June 30, 2024 (Note 6)	332,573	345,835
Preferred stock, 200,000,000 shares authorized (Note 6)
Preferred stock, Series A, $0.01 par value, 800,000 preferred shares authorized, 795,878 and 795,878 preferred shares, issued and outstanding at December 31, 2023 and June 30, 2024, respectively (Note 6)	7,959	7,959
Preferred stock, Series B, $0.01 par value, 16,000 preferred shares authorized, 16,000 and 16,000 preferred shares, issued and outstanding at December 31, 2023 and June 30, 2024, respectively (Note 6)	160	160
Treasury stock 3,444,536 and 4,251,883 shares at December 31, 2023 and June 30, 2024, respectively (Note 6)	(5,885,727)	(8,390,225)
Additional paid-in capital	270,242,635	273,924,745
Retained earnings	97,607,873	132,916,423

Total stockholders’ equity	362,305,473	398,804,897

Total liabilities and stockholders’ equity	376,834,541	412,451,564

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.

Unaudited condensed consolidated statements of comprehensive income

(Expressed in United States dollars)

	For the six-month periods ended June 30,
	2023	2024
Revenues
Revenues (Note 10)	124,465,322	88,245,162

Total revenues	124,465,322	88,245,162

Expenses / (income)
Voyage expenses	34,600,245	29,488,302
Voyage expenses – related party (Note 3)	1,546,799	1,102,384
Vessels’ operating expenses	13,761,185	12,340,816
Vessels’ operating expenses – related party (Note 3)	154,333	159,500
Drydocking costs	1,318,310	625,457
Management fees – related party (Note 3)	871,640	805,640
General and administrative expenses (including $230,642 and $245,418 to related party) (Note 3)	2,466,405	2,683,372
Depreciation (Note 4)	8,690,061	8,235,069
Other operating income (Note 11)	—	(1,900,000)
Impairment loss (Note 1)	8,996,023	—
Net loss on sale of vessel (Note 4)	—	1,589,702

Total expenses, net	72,405,001	55,130,242

Income from operations	52,060,321	33,114,920

Other (expenses) / income
Interest and finance costs	(1,810,769)	(8,227)
Interest income	2,131,146	2,257,168
Interest income – related party	—	1,516,436
Dividend income from related party (Note 3)	20,833	379,167
Foreign exchange gain / (loss)	149,056	(1,080,422)

Other income, net	490,266	3,064,122

Net income	52,550,587	36,179,042

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.

Unaudited condensed consolidated statements of stockholders’ equity and mezzanine equity

(Expressed in United States dollars, Except of Number of Shares)

	Common stock		Preferred stock					Mezzanine Equity
	Number of Shares	Amount	Number of Shares	Amount	Additional paid-in capital	Retained Earnings	Total stockholder’s Equity	Number of Shares	Mezzanine equity
Balance, December 31, 2022	12,972,358	129,724	811,878	8,119	252,912,550	28,604,125	281,654,518
Issuance of common stock (including the exercise of warrants) net of issuance costs	3,287,062	32,871	—	—	11,863,795	—	11,896,666
Issuance of restricted shares and stock based compensation	827,942	8,279	—	—	1,082,910	—	1,091,189
Issuance of Series C preferred shares	—	—	—	—	—	—	—	13,875	10,000,000
Dividends declared on Series A preferred shares	—	—	—	—	—	(870,494)	(870,494)
Dividends declared on Series C preferred shares	—	—	—	—	—	(185,000)	(185,000)
Net income	—	—	—	—	—	52,550,587	52,550,587
Distribution of net assets of C3is Inc. to stockholders and warrant holders	—	—	—	—	(20,957,952)	—	(20,957,952)
Balance, June 30, 2023	17,087,362	170,874	811,878	8,119	244,901,303	80,099,218	325,179,514	13,875	10,000,000

	Common Stock		Treasury stock		Preferred stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional paid-in capital	Retained Earnings	Total
Balance, December 31, 2023	33,257,291	332,573	(3,444,536)	(5,885,727)	811,878	8,119	270,242,635	97,607,873	362,305,473
Exercise of warrants (Note 6)	900,000	9,000	—	—	—	—	1,791,000	—	1,800,000
Stock repurchase	—	—	(807,347)	(2,504,498)	—	—	—	—	(2,504,498)
Issuance of restricted shares and stock based compensation	426,253	4,262	—	—	—	—	1,891,110	—	1,895,372
Dividends declared on Series A preferred shares	—	—	—	—	—	—	—	(870,492)	(870,492)
Net Income	—	—	—	—	—	—	—	36,179,042	36,179,042
Balance, June 30, 2024	34,583,544	345,835	(4,251,883)	(8,390,225)	811,878	8,119	273,924,745	132,916,423	398,804,897

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.

Unaudited consolidated statements of cash flows

(Expressed in United States dollars)

	For the six-month periods ended June 30,
	2023	2024
Cash flows from operating activities:
Net income	52,550,587	36,179,042
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,690,061	8,235,069
Amortization of deferred finance charges	474,039	—
Non – cash lease expense	31,349	35,086
Share based compensation	1,091,189	1,895,372
Impairment loss	8,996,023	—
Net loss on sale of vessel	—	1,589,702
Unrealized foreign exchange loss on time deposits	—	773,620
Dividend income from related party	(20,833)	(379,167)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(3,360,823)	(5,039,734)
Other current assets	(136,130)	(335,060)
Inventories	(2,062,365)	(1,415,296)
Changes in operating lease liabilities	(31,349)	(35,086)
Advances and prepayments	(373,262)	(442,887)
Due from related parties	(42,042)	(1,516,435)
Increase/(decrease) in
Trade accounts payable	500,001	(1,861,518)
Due to related parties	(2,709,982)	929,416
Accrued liabilities	1,020,949	199,764
Deferred income	(801,066)	489,065

Net cash provided by operating activities	63,816,346	39,300,953

Cash flows from investing activities:
Dividends income received	—	381,250
Proceeds from sale of vessel, net	—	41,153,578
Acquisition and improvement of vessels	(26,284,405)	(72,856,860)
Increase in bank time deposits	(61,912,900)	(91,715,140)
Maturity of bank time deposits	68,000,000	63,029,230

Net cash used in investing activities	(20,197,305)	(60,007,942)

Cash flows from financing activities:
Proceeds from equity offerings	12,095,253	—
Proceeds from warrants exercise	—	1,800,000
Stock issuance costs	(198,587)	—
Stock repurchase	—	(2,504,498)
Dividends paid on preferred shares	(870,494)	(777,193)
Loan repayments	(70,438,500)	—
Cash retained by C3is Inc. at spin-off	(5,000,000)	—

Net cash used in financing activities	(64,412,328)	(1,481,691)

Net decrease in cash and cash equivalents	(20,793,287)	(22,188,680)
Cash and cash equivalents at the beginning of the period	57,506,919	91,927,512

Cash and cash equivalents at the end of the period	36,713,632	69,738,832

Cash breakdown
Cash and cash equivalents	36,713,632	69,738,832

Total cash and cash equivalents shown in the statement of cash flows	36,713,632	69,738,832

Supplemental cash flow information:
Interest paid	1,735,054	—
Non cash investing activity – Vessels’ improvements included in liabilities	322,527	11,981
Non cash investing activity – Dividend income from related party included in Investment in related party	—	160,417
Non cash financing activity – Dividend on Preferred Series C included in Balances with related parties	185,000	—
Non cash financing activity – Dividend on preferred series A included in payables to related parties	—	93,299
Distribution of net assets of C3is Inc. to shareholders and warrantholders	20,957,952	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.

Notes to the unaudited interim condensed consolidated financial statements

(Expressed in United States dollars)

1.	General Information and Basis of Presentation

Imperial Petroleum Inc. (“Imperial” or “Company”) was formed by StealthGas Inc (the “former Parent Company”) on May 14, 2021 under the laws of the Republic of the Marshall Islands. Initial share capital of Imperial consisted of 33 common shares. StealthGas Inc. separated its crude and product tankers by transferring to Imperial its interest in 4 subsidiaries, Clean Power Inc., MR Roi Inc., King of Hearts Inc. and Tankpunk Inc. (the “Subsidiaries”), each owning one tanker. The transfer was completed on November 10, 2021 in exchange for 318,318 newly issued common shares and 795,878 Series A 8.75% Preferred Shares (the “Series A Preferred Shares”) in Imperial. On December 3, 2021, StealthGas Inc. distributed the 318,351 common shares and 795,878 8.75% Series A Preferred Shares (with a liquidation preference of $25.00 per share) in Imperial to holders of StealthGas Inc.’s common stock on a pro rata basis (the “Spin-Off”). The accompanying unaudited interim consolidated financial statements include the accounts of Imperial and its wholly owned subsidiaries (collectively, the “Company”) using the historical carrying costs of the assets and the liabilities of the Subsidiaries from their dates of incorporation until their dates of disposal, if any.

On June 21, 2023, the Company completed the spin-off transaction (the “Spin-off”) of its wholly-owned subsidiary C3is Inc. (“C3is”), which was formed by the Company in July 2022. Prior to the Spin-off, Imperial received all issued and outstanding common shares and all 600,000 5.00% Series A Perpetual Convertible Preferred shares of C3is (Note 3) in exchange for the contribution to C3is of the entities owning Imperial’s two Handysize drybulk carriers, “Eco Bushfire” and “Eco Angelbay” together with $5,000,000 in cash as working capital. Imperial, as the sole shareholder of C3is, distributed the C3is’s common shares to the Company’s stockholders and warrant holders in accordance with the terms of the Company’s outstanding warrants on a pro rata basis on June 21, 2023. Common shares of C3is commenced trading on June 21, 2023 on the Nasdaq Capital Market under the ticker symbol “CISS”. Imperial continues to operate in the tanker and dry bulk shipping market and remains a publicly traded company.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements have been prepared on the same basis and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2023 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 12, 2024 (the “2023 Consolidated Financial Statements”) and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. The reporting and functional currency of the Company is the United States Dollar. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

The consolidated balance sheet as of December 31, 2023 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

At June 30, 2024, the Company’s fleet was comprised of 8 tankers consisting of 6 medium range (M.R.) type product tankers and 2 Suezmax crude oil tankers as well as 2 Handysize drybulk carriers providing worldwide marine transportation services under long, medium or short-term charters.

The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a company controlled by members of the family of the Company’s Chief Executive Officer. The Manager, a related party, was incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

As of June 30, 2024, the 14 subsidiaries included in the Company’s unaudited interim condensed consolidated financial statements were:

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date	Disposal Date
Clean Power Inc.	05/02/2007	Magic Wand	47,000	09/01/2008	—
MR Roi Inc.	05/02/2007	Clean Thrasher	47,000	27/02/2008	—
King of Hearts Inc.	17/03/2008	Clean Sanctuary	46,000	14/07/2009	—
Nirvana Product Trading Inc	25/02/2022	Clean Nirvana	50,000	28/03/2022	—

Volume Jet Trading Inc.	25/02/2022	Clean Justice	46,000	31/05/2022	—
Intercontinental Crude and Product Enterprises Inc.	18/05/2022	Suez Enchanted	160,000	03/06/2022	—
Petroleum Trading and Shipping Inc.	21/04/2022	Suez Protopia	160,000	03/06/2022	—
Haven Exotic Trading Inc.	31/01/2023	Eco Wildfire	33,000	28/02/2023	—
Blue Oddysey International Inc.	31/01/2023	Glorieuse	38,000	27/02/2023	—
Tankpunk Inc.	06/01/2008	Stealth Berana*	115,804	27/02/2023	14/07/2023
Aquatic Success International Inc.	06/09/2023	Aquadisiac	51,000	18/02/2024	—
Alpine Hydrocarbons Inc.	06/09/2023	Gstaad Grace II (ex. Stealth Haralambos)**	113,000	28/02/2024	26/04/2024
Poseidonas Corporation Inc.***	20/05/2024	—	—	—	—
Imperial Petroleum Product Solutions Inc. ****	20/05/2024	—	—	—	—

*	This vessel was sold on July 14, 2023 (Note 3), and the vessel owning company became dormant.
**	This vessel was sold on April 26, 2024, and the vessel owning company became dormant.
***	The vessel “Neptulus” was delivered on August 24, 2024 (Note 13)
****	The product tanker vessel “Clean Imperial” is expected to be delivered to the Company in the first quarter of 2025 (Note 3)

On April 28, 2023, the Company effected a 1-for-15 reverse stock split of its common stock. All numbers of common share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company’s warrants, exercise price of said warrants and conversion price of the Company’s Series C Preferred Shares, in these unaudited interim condensed consolidated financial statements have been retroactively adjusted to reflect this 1-for-15 reverse stock split.

2.	Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the 2023 Consolidated Financial Statements

3.	Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter (the “Management fees”) and a brokerage commission of 1.25% on freight, hire and demurrage per vessel (the “Brokerage commissions”), as per the management agreement between the Manager and the Company. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).

The Manager also provides crew management services to the vessels Magic Wand, Clean Thrasher, Clean Sanctuary, Clean Justice, Suez Protopia, Suez Enchanted, Eco Wildfire, Glorieuse, Clean Nirvana since February 2023, to the vessel Aquadisiac since the end of February 2024, to the vessel Gstaad Grace II (ex. Stealth Haralambos) since the end of February 2024 and up to its sale in April 2024, to the vessel Stealth Berana since April 2023 and up to its sale in July 2023, to the vessel Eco Bushfire since September 2022 and up to the Spin-off and to the vessel Eco Angelbay since October 2022 and up to the Spin-off. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $2,500 per vessel for crew management services (the “Crew management fees”).

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred.

In addition to management services, the Company reimburses the Manager for the compensation of its executive officers (the “Executive compensation”). Furthermore, the Company rents office space from the Manager and incurs a rental expense (the “Rental Expense”).

On February 14, 2023, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of the vessels “Glorieuse” and “Eco Wildfire” for a total consideration of $35.5 million (Note 4). The vessels were delivered to the Company on March 27, 2023 and March 28, 2023, respectively. The aggregate purchase price of $18,500,000 of the vessel Glorieuse comprised of $8,500,000 in cash and 13,875 Series C Cumulative Convertible Perpetual Preferred Shares (“Series C Preferred Shares”) (Note 8).

On June 21, 2023, the Company completed the Spin-off (Note 1), and received 600,000 Series A Perpetual Convertible Preferred shares of C3is, having a liquidation preference of $25 per share and a par value of $0.01 per share. The Company is the holder of all of the issued and outstanding Series A Perpetual Convertible Preferred shares of C3is (Note 1). The Series A Perpetual Convertible Preferred shares do not have voting rights. The Series A Perpetual Convertible Preferred are convertible into common stock of C3is at the Company’s option at any time and from time to time on or after the date that is the date 90 days following the issuance date and currently have a conversion price equal to $1.2573. The conversion price will be further adjusted to the lowest price of issuance of common stock by C3is in any registered offering of common stock of C3is after the original issuance of Series A Perpetual Convertible Preferred Shares. Furthermore, Imperial is entitled to receive cumulative cash dividends, at the annual rate of 5.00% on the stated amount of $25 per share, of the 600,000 Series A Perpetual Convertible Preferred shares, receivable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to C3is’s Board of Directors approval. The Company recognized for the six month period ended June 30, 2024 and for the period from June 21, 2023 to June 30, 2023, the amount of $379,167 and $20,833, respectively, which is presented in ‘Dividend income from related party’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

As of December 31, 2023 and June 30, 2024, the aggregate value of investments in C3is amounted to $12,798,500 and $12,796,417, including $162,500 and $160,417 of accrued dividends, respectively and are separately presented as ‘Investment in related party’ in the accompanying unaudited condensed consolidated balance sheets. As of June 30, 2024, the Company did not identify any indications for impairment or any observable prices for identical or similar investments of the same issuer.

On July 7, 2023, the Company entered into a memorandum of agreement with C3is for the disposal of the vessel “Stealth Berana” for an aggregate consideration of $43,000,000. The vessel was delivered to her new owners on July 14, 2023. 10% of the total consideration i.e. $4,300,000 was received in cash, while the remaining amount of $38,700,000 was received in July 2024 and had no stated interest. The Company’s receivable from C3is was recorded at its fair value of $35,700,000 (the “Remaining Selling Price”) on July 14, 2023. Since the collection of the remaining amount of $38,700,000 depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $3,000,000, being the difference between the Remaining Selling Price of $35,700,000 and the amount of $38,700,000, receivable in July 2024, was accounted for as interest income over the life of the receivable i.e. until July 2024. Interest income amounting to nil and $1,516,436 for the six-month periods ended June 30, 2023 and 2024, respectively, is included in “Interest income -related party” in the unaudited interim condensed consolidated statements of comprehensive income.

On September 5, 2023, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer (“CEO”) for the acquisition of two tanker vessels for an aggregate purchase price of $71,000,000. On February 18 and 28, 2024 the two tanker vessels “Aquadisiac” and “Gstaad Grace II (ex. Stealth Haralambos)”, respectively, were delivered to the Company.

On May 17, 2024, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of one handysize drybulk vessel and one product tanker vessel for an aggregate purchase price of $39,000,000. No deposit was paid as of June 30, 2024. The handysize drybulk vessel was delivered to the Company in the third quarter of 2024 (Note 13). The product tanker vessel is expected to be delivered to the Company in the first quarter of 2025.

The current account balance with C3is at June 30, 2024 was a receivable of $39,423,256 (December 31, 2023: $37,906,821). The receivable relates to the outstanding amount for the disposal of the vessel “Stealth Berana” which includes the Remaining Selling Price, accrued interest of $2,879,795 and receivable of $843,461 relating to inventory on board the vessel.

The current account balance with the Manager at June 30, 2024 was a liability of $3,347,049 (December 31, 2023: $2,324,334). The liability mainly represents payments made by the Manager on behalf of the Company.

The amounts charged by the Company’s related parties comprised the following:

		For the six-month periods ended June 30,
	Location in statement of comprehensive income	2023	2024
Management fees	Management fees – related party	871,640	805,640
Brokerage commissions	Voyage expenses – related party	1,546,799	1,102,384
Superintendent fees	Vessels’ operating expenses – related party	1,000	9,500
Crew management fees	Vessels’ operating expenses – related party	153,333	150,000
Executive compensation	General and administrative expenses	198,000	206,680
Commissions – vessels purchased	Vessels, net	355,000	710,000
Commissions – vessel sold	Net loss on sale of vessel	—	420,000
Rental expense	General and administrative expenses	32,642	38,738

4.	Vessels, net

An analysis of vessels, net is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2024	$292,065,147	$(111,217,895)	$180,847,252

Acquisitions and improvements	72,009,521	—	72,009,521

Disposal	(43,043,220)	299,940	(42,743,280)

Depreciation for the period	—	(8,235,069)	(8,235,069)

Balance as at June 30, 2024	$321,031,448	$(119,153,024)	$201,878,424

The additions during the six month period ended June 30, 2024 mainly relate to the acquisition of vessels “Aquadisiac” and “Gstaad Grace II (ex. Stealth Haralambos)” (Note 3).

The disposal during the six month period ended June 30, 2024 relates to the sale of vessel “Gstaad Grace II (ex. Stealth Haralambos)”. On April 17, 2024, the Company entered into a memorandum of agreement with an unrelated third party, for the disposal of the vessel “Gstaad Grace II (ex. Stealth Haralambos)” for an aggregate consideration of $42,000,000. The vessel was delivered to her new owners on April 26, 2024. Net loss recognized from the sale of the vessel “Gstaad Grace II (ex. Stealth Haralambos)”, which is included in the Company’s unaudited interim condensed consolidated statement of comprehensive income under the caption “Net loss on sale of vessel” for the six-month period ended June 30, 2024, amounted to $1,589,702.

As of December 31, 2023 and June 30, 2024, the Company performed an impairment review of its vessels, due to the prevailing conditions in the shipping industry. An impairment loss amounting to $8,996,023 was identified and recorded for the year ended December 31, 2023 related to the Spin-off (Note 1). As the undiscounted net operating cash flows exceeded each vessel’s carrying value, for the two vessels whose fair value was below their carrying value, no impairment was recorded for the six-month period ended June 30, 2024.

5.	Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, time deposits, trade and other receivables, trade accounts payable, balances with related parties and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values of cash and cash equivalents, time deposits, trade and other receivables, trade accounts payable, balances with related parties other than investment in related party and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

6.	Stockholders’ Equity

Details of the Company’s common stock and preferred stock are discussed in Note 8 of the 2023 Consolidated Financial Statements and are supplemented by the below new activities in the six-month period ended June 30, 2024.

i)	Warrants

During the six month period ended June 30, 2024, 900,000 of Class E warrants were exercised. As of June 30, 2024, the number of common shares that can potentially be issued under each outstanding class of warrants are:

Warrant	Shares to be issued upon exercise of remaining warrants
Class A	2,867
Class B	786,800
Class C	1,347,267
Class D	173,334
Class E	7,599,999

Total	9,910,267

Within July 2024, 3,400,000 of Class E warrants were exercised.

ii)	Treasury stock

During the six-month period ended June 30, 2024, the Company completed the repurchase of 807,347 shares paying an average price per share of $3.1, amounting to $2,504,498 in total.

Preferred Shares:

Aggregate dividends of $0.8 million were paid on the Company’s 795,878 Series A Preferred Shares during the six months ended June 30, 2024.

7.	Mezzanine equity

Details of the Company’s mezzanine equity are discussed in Note 9 of the 2023 Consolidated Financial Statements. No additional transactions took place during the in the six-month period ended June 30, 2024.

8.	Equity Compensation Plan

Details of the Company’s equity compensation plan (the “Plan”) are discussed in Note 10 of the 2023 Consolidated Financial Statements and are supplemented by the below new transactions in the six-month period ended June 30, 2024.

In April 2024, the Company granted (1) 426,253 of restricted shares of common stock under the Plan to the Company’s CEO, Interim CFO, non-executive members of the Board of Directors of the Company and employees of the Manager, and (2) options to acquire up to 111,000 of common stock under the Plan to the Company’s CEO, Interim CFO and non-executive members of the Board of Directors of the Company. 50% of these restricted shares and options vest in April 2025 and the remaining 50% vest in April 2026.

In April 2024, the Company’s 2024 Equity Compensation Plan, was adopted, under which awards can be made totaling in aggregate up to 10% of the number of shares of common stock outstanding at the time any award is granted.

The related expense for shares granted for the six-month periods ended June 30, 2023 and 2024, amounted to $1,091,189 and $1,895,372, respectively, and is included under general and administration expenses in the unaudited interim condensed consolidated statements of comprehensive income.

The unrecognized cost for the non-vested shares granted as of December 31, 2023 and June 30, 2024 amounted to $2,370,009 and $2,326,565, respectively. On June 30, 2024, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 1.2 years.

The unrecognized cost for the non-vested options granted as of December 31, 2023 and June 30, 2024 amounted to $629,351 and $610,097, respectively. On June 30, 2024, the weighted-average period over which the total compensation cost related to non-vested options not yet recognized is expected to be recognized is 1.1 years.

9.	Earnings per share

The Company calculates basic and diluted earnings per share as follows:

	For the six-month periods ended June 30,
	2023	2024
Numerator
Net income	52,550,587	36,179,042
Less: Cumulative dividends on Series A Preferred Shares	(870,494)	(870,492)
Less: Cumulative dividends on Series C Preferred Shares	(185,000)	—
Less: Undistributed earnings allocated to non-vested shares	(977,828)	(1,985,920)

Net income attributable to common shareholders, basic	50,517,265	33,322,630
Add: Undistributed earnings allocated to non-vested shares	977,828	1,985,920
Add: Cumulative dividends on Series C Preferred Shares	185,000	—
Less: Undistributed earnings re-allocated to participating non-vested shares	(862,466)	(1,781,095)

Net income attributable to common shareholders, diluted	50,817,627	33,527,455
Denominator
Weighted average number of shares outstanding, basic	15,940,369	27,789,766
Weighted average number of shares outstanding, diluted	18,304,134	31,515,129

Earnings per share, basic	3.17	1.20
Earnings per share, diluted	2.78	1.06

As of June 30, 2024, diluted earnings per share reflects the potential dilution from the incremental shares of the 742,250 unexercised options to acquire common shares, the 1,692,831 non-vested share awards that had dilutive effect and the incremental shares relating to the exercise of the 7,599,999 Class E warrants (Note 6) that are in the money as of reporting date, calculated with the treasury stock method.

As of June 30, 2023, diluted earnings per share reflects the potential dilution from conversion of outstanding Series C Preferred Shares (Note 8) calculated with the “if converted” method by using the average closing market price over the reporting period.

Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares of unexercised warrants that are out-of-the money as of the reporting date, calculated with the treasury stock method. As of June 30, 2024 and June 30, 2023, the number of common shares that can potentially be issued relating to unexercised warrants that were out-of-the money was 2,310,268 and 8,376,119 (Note 6).

10.	Revenues

The amounts in the accompanying unaudited condensed consolidated statements of comprehensive income are analyzed as follows:

	For the six-month periods ended June 30,
	2023	2024
Time charter revenues	18,384,522	7,000,043
Voyage charter revenues	105,363,659	78,975,487
Other income	717,141	2,269,632

Total	124,465,322	88,245,162

The amount of revenue earned as demurrage relating to the Company’s voyage charters for the six-month periods ended June 30, 2023 and 2024 was $7.5 million and $13.8 million, respectively and is included within “Voyage charter revenues” in the above table.

As of December 31, 2023 and June 30, 2024, receivables from the Company’s voyage charters amounted to $12.6 million and $17.1 million, respectively.

As of December 31, 2023 and June 30, 2024, the Company recognized $302,773 and $637,833, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the unaudited condensed consolidated balance sheets.

As of December 31, 2023 and June 30, 2024, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $6.7 million and $13.0 million, respectively. The Company recognized the undelivered performance obligation as of June 30, 2024 as revenues in the third quarter of 2024 and the undelivered performance obligation as of December 31, 2023 as revenues in the first quarter of 2024.

11.	Other operating income

The amount of $1.9 million included within “Other operating income” in the unaudited interim condensed consolidated statements of comprehensive income relates the collection of a claim in connection with repairs undertaken in prior years.

12	Commitments and Contingencies

•

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally relating to personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Currently, the Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited consolidated financial statements.

•

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time and bareboat charter contracts as of June 30, 2024, amount to $442,200 during the twelve months ending June 30, 2025.

13.	Subsequent events

On August 24, 2024, the handysize drybulk vessel “Neptulus” was delivered to the Company (Note 3).

In September 2024, the Company entered into memorandums of agreement to acquire seven Japanese built bulkers for an aggregate purchase price of $129 million, with companies affiliated with members of the family of the Company’s Chief Executive Officer. The vessels are expected to be delivered between December 2024 and May 2025.